Filed pursuant to Rule 424(b)(3)

File Nos. 333-266399 and 811-22973

AMG PANTHEON FUND, LLC

Supplement dated June 16, 2023 to the Class 1 Prospectus and the Class 2, Class 3, Class 4 and Class 5 Prospectus, each dated July 31, 2022, as supplemented November 18, 2022, and the Class 1 SAI and the Class 2, Class 3, Class 4 and Class 5 SAI, each dated July 31, 2022

The following information supplements and supersedes any information to the contrary relating to AMG Pantheon Fund, LLC (the “Fund”) contained in the Fund’s current Prospectuses (each, a “Prospectus”) and Statements of Additional Information (each, an “SAI”), dated and supplemented as noted above.

Effective immediately (the “Implementation Date”), Susan Long McAndrews, Dennis McCrary, Brian Buenneke, Evan Corley, Kevin Dunwoodie, Kathryn Leaf, Jeff Miller, Rudy Scarpa, and Rakesh Jain (the “Portfolio Managers”) will serve as the portfolio managers jointly and primarily responsible for the day-to-day management of the Fund and AMG Pantheon Master Fund, LLC (the “Master Fund”). Accordingly, as of the Implementation Date, all references to the portfolio managers of the Fund and the Master Fund shall refer to the Portfolio Managers.

Effective as of the Implementation Date, each Prospectus is revised as follows:

The section entitled “Management of the Fund – Portfolio Management” is deleted and replaced with the following:

Portfolio Management

While the Adviser’s investment committee reviews and approves all investments made by the Fund and the Master Fund, the below portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund and the Master Fund’s portfolio and share equal responsibility and authority for managing the Fund and the Master Fund’s portfolio.

Susan Long McAndrews. Susan joined Pantheon in 2002. Prior to joining Pantheon, Susan was a principal at Capital Z Partners in Asia. In addition, she was a director at Russell Investments from 1995 to 1998 in its private equity group. Susan received a BA from the University of North Carolina at Chapel Hill in International Studies and Economics and an MA from Stanford University in International Policy Studies. Susan is based in San Francisco and has served as a portfolio manager of the Fund since its inception in October 2014.

Dennis McCrary. Dennis joined Pantheon in 2007. Dennis was previously the head of the U.S. Partnership Team at Adams Street Partners. Previously, Dennis held several investment banking and principal investing positions during a 20-year career with Bank of America and Continental Bank. Dennis received an MBA from the University of Michigan and a BA from Michigan State University. Dennis is based in San Francisco and Chicago and has served as a portfolio manager of the Fund since its inception in October 2014.

Brian Buenneke. Brian joined Pantheon in 2004. Prior to joining Pantheon, Brian spent seven years at HarbourVest Partners, Duke Street Capital and Paul Capital Partners. Brian holds an AB in government from Dartmouth College and a MBA from the Kellogg School of Management at Northwestern University. Brian is based in San Francisco and has served as a portfolio manager of the fund since November 2016.

Evan Corley. Evan joined Pantheon in 2004. Prior to joining Pantheon, Evan worked at Polaris Venture Partners in Boston and JP Morgan in London. Evan holds a BS in Business Administration, with a concentration in finance and economics, from Boston University’s School of Management. Evan is based in San Francisco and has served as a portfolio manager of the Fund since April 2018.

Kevin Dunwoodie. Kevin joined Pantheon in 2008. Prior to joining Pantheon, Kevin worked at Morgan Stanley in New York where he spent over a year as an Associate in the firm’s strategy and execution group. Before joining Morgan Stanley, Kevin spent two years at Pacific Corporate Group in La Jolla as a Private Equity Analyst and, prior to that, two years at Deutsche Bank Alex Brown as an Investment Banking Analyst in the firm’s consumer group. Kevin graduated Magna Cum Laude with a finance degree from the University of Notre Dame, earned his MBA from Harvard Business School and is a CFA charterholder. Kevin is based in San Francisco and has served as a portfolio manager of the Fund since February 2019.

Kathryn Leaf. Kathryn joined Pantheon in 2008. Prior to joining Pantheon, Kathryn was with GIC Special Investments. Before that, Kathryn was responsible for direct investments at Centre Partners, a New York-based private equity firm. Kathryn holds a BA and MA in Modern Languages from Oxford University. Kathryn is based in San Francisco and has served as a portfolio manager of the Fund since February 2019.

Jeff Miller. Jeff joined Pantheon in 2008. Prior to joining Pantheon, Jeff was a principal at Allied Capital. Previously, Jeff was a vice president in Lehman Brothers’ investment banking division. Jeff holds a BA in Economics and Mathematics from Gustavus Adolphus College and a MBA from Northwestern University. Jeff is a CFA Charterholder. Jeff is based in San Francisco and has served as a portfolio manager of the Fund since February 2019.

Rudy Scarpa. Rudy joined Pantheon in 2007. Prior to joining Pantheon, Rudy was previously a partner at Coller Capital where he was a key member of the senior team. Prior to Coller Capital, Rudy worked at Thomas H. Lee Putnam Ventures, Merrill Lynch and Skadden Arps. Rudy received his BS at Indiana University and his JD from New York University School of Law. Rudy is based in New York and has served as a portfolio manager of the Fund since February 2019.

Rakesh (Rick) Jain. Rick joined Pantheon in 2019. Prior to joining Pantheon, Rick was managing director and an investment committee member at Star Mountain, where he led the direct investment business. Rick previously held several senior principal investment positions across asset managers and boutique investment firms including Citigroup, Stone Tower Equity Partners and Green Brook Capital Management. Rick received a Bcom in Economic and Finance from McGill University. Rick is based in New York and has served as a portfolio manager of the Fund since June 2023.

In addition, effective as of the Implementation Date, each SAI is revised as follows:

The first sentence of the section entitled “Portfolio Management” is deleted and replaced with the following: “In addition to the Fund (for purposes of this section, the “Fund” includes the Master Fund and its Subsidiaries, unless otherwise indicated), the Fund’s portfolio managers manage, or are affiliated with, other accounts, including other pooled investment vehicles. The following tables list the number and types of accounts, other than the Fund, managed by the Fund’s portfolio managers and estimated assets under management in those accounts, as of September 30, 2022.”

The tables in the section entitled “Portfolio Management” are deleted and replaced with the following:

Portfolio manager	Registered investment companies managed		Other pooled investment vehicles managed (world- wide)		Other accounts (world- wide)
	Number of accounts	Total assets	Number of accounts	Total assets	Number of accounts	Total assets
Susan Long McAndrews	0	$0	105	$43.8 billion	58	$18.9 billion
Dennis McCrary	0	$0	105	$43.8 billion	58	$18.9 billion
Brian Buenneke	0	$0	48	$16.1 billion	46	$17.6 billion
Evan Corley	0	$0	48	$16.1 billion	46	$17.6 billion
Kevin Dunwoodie	0	$0	48	$16.1 billion	46	$17.6 billion
Kathryn Leaf	0	$0	105	$43.8 billion	58	$18.9 billion
Jeff Miller	0	$0	105	$43.8 billion	58	$18.9 billion
Rudy Scarpa	0	$0	105	$43.8 billion	58	$18.9 billion
Rakesh Jain	0	$0	105	$43.8 billion	58	$18.9 billion

Portfolio manager	Registered investment companies managed for which the Adviser receives a performance-based fee		Other pooled investment vehicles managed (world- wide) for which the Adviser receives a performance-based fee		Other accounts (world- wide) for which the Adviser receives a performance-based fee
	Number of accounts	Total assets	Number of accounts	Total assets	Number of accounts	Total assets
Susan Long McAndrews	0	$0	69	$33.8 billion	39	$12.6 billion
Dennis McCrary	0	$0	69	$33.8 billion	39	$12.6 billion
Brian Buenneke	0	$0	36	$13.4 billion	27	$11.3 billion
Evan Corley	0	$0	36	$13.4 billion	27	$11.3 billion
Kevin Dunwoodie	0	$0	34	$13.4 billion	27	$11.3 billion
Kathryn Leaf	0	$0	69	$33.8 billion	39	$12.6 billion
Jeff Miller	0	$0	69	$33.8 billion	39	$12.6 billion
Rudy Scarpa	0	$0	69	$33.8 billion	39	$12.6 billion
Rakesh Jain	0	$0	69	$33.8 billion	39	$12.6 billion

The following is added as the second sentence in the first paragraph of the section entitled “Portfolio Management – Portfolio Manager Compensation and Securities Ownership”:

As of June 5, 2023, Mr. Jain did not have any direct or indirect beneficial ownership of the Fund.

PLEASE KEEP THIS SUPPLEMENT FOR FUTURE REFERENCE